Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement Nos 333-257739 and 333-257739-01 on Form S-1 of our report dated March 25, 2022 relating to the consolidated financial statements of Prosper Funding LLC and subsidiaries (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to certain related party transactions with its direct parent, Prosper Marketplace, Inc.), appearing in the Annual Report on Form 10-K of Prosper Marketplace, Inc. and Prosper Funding LLC for the year ended December 31, 2021. We also consent to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California
April 15, 2022